328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
January 12, 2009
For Immediate Release
NR#09-02

MAG Silver Reports New High Grade Intercepts on
Valdecañas Vein, Juanicipio Joint Venture

1,052 g/t (30.7 opt) silver, 0.63 g/t gold, 3.68% lead and 6.86% zinc over 5.11 metres
855 g/t (24.9 opt) silver, 9.47 g/t gold, 1.22% lead and 2.92% zinc over 5.98 metres

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) reports new high grade assay results have been received from definition drilling along the Valdecañas Vein. These new results continue to add intercepts in areas beyond areas included in previously published resource calculations and also confirm the lateral and vertical continuity of the bonanza zone within the Valdecañas Vein. Remaining untested areas with the potential for additional new resource ounces include the down-dip area of the western part of the Valdecañas Vein on sections G, I and F and the up-dip area of the eastern part of the Valdecañas Vein in the vicinity of sections R, S and T.

Joint venture operator Fresnillo plc also reports that drilling of two holes testing the Juanicipio Vein located one kilometre south of Valdecañas will resume in early January.  The two holes are designed to cut the projected Juanicipio Vein bonanza zone approximately 125 metres deeper and 400 metres west of an intersection previously reported in Hole 18-M (0.6 metres of 4,100 grams per tonne (g/t) silver and 1.4 g/t gold, see also press releases of August 14, 2003 and April 16, 2008).

The 2008 drill campaign on the Valdecañas Vein completed over 28,000 metres of definition drilling. This program was focused on defining the Valdecañas Vein on a 100 by 100 metre grid with the goal of moving as much of the reported inferred resource (see press release of June 18, 2008) as possible to an indicated resource by early 2009.

The 2009 preliminary exploration program was presented at a recent Minera Juanicipio SA Technical Committee meeting by Fresnillo plc. The overall exploration program proposes a minimum of 25,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino Vein and other drill targets. The 2009 budgeted program is subject to approval by the board of Minera Juanicipio.  A full board meeting is scheduled for mid January.

Highlights and discussion of results from the 4 additional holes released here include the following:

Hole JC was drilled on the western portion of the Valdecañas Vein in the vicinity of the western fault zone and results were typical of the bonanza zone at this elevation. The results include a high grade gold zone which occupies the central portion of the intercept and reports 828 g/t (24.1 ounces per ton (opt)) silver, 17.12 g/t gold, 1.13% lead and 1.87% zinc over 2.71 metres (true width).  The Footwall vein was also intersected with good silver values  and reported  677 g/t (19.7 opt) silver and 0.44 g/t gold, 1.23% lead and 5.34% zinc over a true width of 3.03 metres.

Hole ND was drilled in the central portion of the Valdecañas Vein and reports a wide intercept carrying 1,052 g/t (30.7 opt) silver, 0.63 g/t gold, 3.68% lead and 6.86% zinc over 5.11 metres (true width). This includes a higher grade section of 1,324 g/t (38.6 opt) silver, 0.64 g/t gold, 3.11% lead and 8.16% zinc over 3.21 metres (true width).

Hole ID2 was drilled in the west central portion of the Valdecañas Vein and intersected almost 6 metres of vein mineralization. The intercept has an internal high grade gold and silver section that reported 313 g/t (9.1 opt) silver, 2.25 g/t gold, 0.62% lead and 3.19% zinc over 2.90 metres (true width).

Hole HG was drilled in the western and deeper portion of the Valdecañas Vein. Over 6 metres of vein was intersected and grades were as expected at that depth below the Bonanza Zone.  However the foot wall vein reported a short intercept of very high grade silver that assayed 2,410 g/t or 70.3 ounces per ton over a true width of 0.58 metres.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Valdecañas			Metres	g/t	opt	g/t	%	%	Width
JI-08-JC	748.80	755.40	6.60	855	24.9	9.47	1.22	2.92	5.98
Including	750.80	753.80	3.00	828	24.1	17.12	1.13	1.87	2.71
	757.40	759.80	2.40	86	2.5	0.28	0.81	3.65	1.84
Foot Wall Vein	787.40	791.35	3.95	677	19.7	0.44	1.23	5.34	3.03
JI-08-ND	663.65	671.60	7.95	1,052	30.7	0.63	3.68	6.86	5.11
Including	664.40	669.40	5.00	1,324	38.6	0.64	3.11	8.16	3.21
JI-08-ID2	832.75	838.95	6.20	201	5.9	1.12	0.65	3.59	5.99
Including	832.75	835.75	3.00	313	9.1	2.25	0.62	3.19	2.90
JI-08-HG	814.90	822.20	7.30	33	1.0	1.35	0.25	1.03	6.32
Foot Wall Vein	984.35	985.25	0.90	2,410	70.3	1.82	1.16	1.84	0.58

(See longitudinal section attached and www.magsilver.com for diagrams).

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

January, 2009

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Fresnillo
MAG/Fresnillo
1,500 m
Top of interpreted Bonanza Zone
JI-07-GY 0.7m/121/0.61
JI-07-GZ 1.4m/769/2.11
JI-07-GA 6.0m/562/0.55
JI-07-GB 3.7m/244/1.50
JI-07-GC 5.8m/1,635/0.51
JI-07-GD 16.1m/1,353/3.79
JI-08-GE 7.4m/123/4.89 4.7m/1179/1.98
JI-08-HE 3.2m/145/1.63
JI-08-HF 1.5m/58/0.35
JI-08-HG 1.5m 58 0.35
JI-08-HD 0.5m/42/0.05
JI-08-IC 6.0m/201/1.10
JI-08-ID2 6.0m 201 1.12
JI-06-IE 4.6m/1,843/4.43
IF
JB
JI-08-JC 6.0m 855 9.47
JI-08-JD 8.7m/392/1.01
JI-08-JE 5.4m/243/2.74
JI-07-KC 0.6m/401/0.19
JI-06-KD 9.8m/2,279/2.66
JI-07-KE 4.5m/82/0.73
KF In Progress
JI-03-07 0.3m/593/0.53
JI-06-MA 0.7m/12/0.04
JI-06-MB 1.5m/2,210/6.96
JI-06-MC 7.0m/1,347/0.50
LE Assays Pending
JI-05-16 5.5m/1,798/2.91
JI-06-ME 7.0m/1,703/3.45
JI-06-MF 7.2m/675/1.43
JI-07-MG 4.6m/192/2.29
NB
JI-08-NE 3.4m/1,338/3.56
JI-08-ND 5.1m 1052 0.63
NF
QC Hole Lost / No Recovery
OD
JI-08-QD 0.7m/200/0.69
JI-08-OE2 1.8m/5/0.10
JI-08-OF 4.7m/224/1.77
JI-08-OG 4.4m/142/1.29
PC
PD In Progress
PE
QC
JI-08-QE 4.7m/1,198/0.20
JI-08-QF 6.2m/ 578/3.85
JI-08-QG 1.9m/86/0.15
JI-08-QH 10.9m/57/1.86
RC In Progress
JI-08-RD 8.0m/842/1.20
JU5 2.3m/136/0.24
JI-07-SD 4.0m/271/2.78
JI-08-SE 2.0m/124/0.89
JU6 0.7m/156/0.51
TD
JI-07-UE 10.0m/28/0.48
JI-08-TE 3.5m/68/1.32
metres above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
MAG